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Exhibit (a)(5)(F)

Valentis Terminates and Withdraws Tender Offer

BURLINGAME, CA, September 30, 2002—Valentis, Inc. (NASDAQ: VLTS) today announced that it will terminate and withdraw its previously announced tender offer to purchase 16,940 shares, or 55%, of its outstanding shares of Series A Convertible Redeemable Preferred Stock and 55% of the related outstanding Common Stock Purchase Warrants, Class A and Common Stock Purchase Warrants.

As of September 30, 2002, 4,300 shares of Series A Preferred Stock, 111,870 Class A Warrants and 41,951 Class B Warrants have been validly tendered and not withdrawn by the tendering stockholders.

The Company is terminating and withdrawing the tender offer and is pursuing other options with respect to restructuring the Series A Preferred Stock.

Valentis is Converting Biologic Discoveries into Innovative Products. Valentis has three product platforms for the development of novel therapeutics: the GeneMedicine, GeneSwitch® and DNA vaccine platforms. The GeneMedicine platform includes a comprehensive array of proprietary nucleic acid delivery systems, including the broad cationic lipid portfolio, from which appropriate formulations and modalities may be selected and tailored to fit selected genes, indications, and target tissues. The del-1 GeneMedicine therapeutic is the lead product for the GeneMedicine platform of non-viral gene delivery technologies. Del-1 is an angiogenesis gene that is being developed for peripheral arterial disease and ischemic heart disease. The EpoSwitch™ therapeutic for anemia is the lead product for the GeneSwitch® platform and is being developed to allow control of erythropoietin protein production from an injected gene by an orally administered drug. We have developed synthetic vaccine delivery systems based on several classes of polymers. Our proprietary PINC™ polymer-based delivery technologies for intramuscular administration provide for higher and more consistent levels of antigen production. Additional information is available at http://www.valentis.com.

Statements in this press release that are not strictly historical are "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. The words "believes," "expects," "intends," "anticipates," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could affect Valentis' actual results include the need for additional capital, the early stage of product development, uncertainties related to clinical trials, and uncertainties related to patent position. There can be no assurance that Valentis will be able to develop commercially viable gene-based therapeutics or PEGylated biopharmaceuticals, that any of the Company's programs will be partnered with pharmaceutical partners, that necessary regulatory approvals will be obtained, or that any clinical trial will be successful. Actual results may differ from those projected in forward-looking statements due to risks and uncertainties that exist in the company's operations and business environments. These are described more fully in the Valentis Annual Report on Form 10-K for the period ended June 30, 2002 as filed with the Securities and Exchange Commission.

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  Exhibit (a)(5)(F)